UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report Regarding the Completion of the Formation of China Phosphate Joint Venture with Yunnan Yuntianhua.

Item 1

ICL COMPLETES FORMATION OF CHINA PHOSPHATE JOINT VENTURE WITH YUNNAN YUNTIANHUA

-         Strategic alliance with Asia’s leading producer of phosphates will nearly double ICL’s phosphate market share and strengthen its position as the leading specialty phosphate player -

- JV will include a mine producing ~2.5 million tonnes of phosphate rock per year and a world-scale downstream phosphate operation, and will invest over $300M to build Asia’s leading specialty phosphates player –

- JV is a key milestone in ICL’s “Next Step Forward” strategy to diversify and upgrade its sources of raw materials, improve its efficiency and expand its specialty business into emerging markets -

Tel Aviv, Israel, October 12, 2015 – ICL (NYSE and TASE: ICL), a global manufacturer of products based on specialty minerals that fulfill essential needs of the world’s growing population in the agriculture, processed food and engineered materials markets, announced that it has completed the formation of a joint venture company (“YPH JV”) with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YPC”), China’s leading phosphate producer.

The YPH JV, which includes a world-scale phosphate rock mine producing approximately 2.5 million tonnes of phosphate annually and a large-scale phosphate operation, is expected to be a leading player in China’s phosphate sector, operating an integrated, world-scale phosphate platform across the value chain. It will include upstream mining, bulk fertilizers and downstream businesses in specialty fertilizers, as well as in specialty phosphates for the food and engineered materials markets.

ICL’s current phosphates business is focused on fulfilling essential needs in agriculture (commodity and specialty fertilizers), food (texture and stabilization of processed foods) and engineered materials (for industrial markets). Beginning from a competitive rock-mineral basis, 75% of the phosphate products of ICL’s phosphate business unit are sold via a fully integrated value chain, from bulk fertilizers downstream into specialty applications.

The YPH JV represents a key milestone in ICL’s “Next Step Forward” strategy by increasing ICL’s phosphate platform by more than 50%, securing its long-term reserves and expanding its phosphate end-to-end business model focusing on Asia. The partnership is expected to transform ICL into the world’s leading specialty phosphate player and to nearly double its global phosphate market share. The YPH JV is also expected to improve the cost competitiveness of ICL’s phosphate operations by providing ICL with access to a low-cost phosphate rock operation with vast reserves, as well as with low-cost phosphoric acid. ICL also sees major potential for phosphates specialties in China, and through the YPH JV it will be well-positioned to capture this opportunity. The YPH JV further adds ammonia-based fertilizers to ICL’s portfolio which will enable ICL to serve its customers with a broader suite of solutions.

The YPH JV partners expect to invest about $340 million, on a 50/50 basis over the next five years, building specialty plants and tripling their white phosphoric acid (WPA) capacity. The parties have also agreed to produce and sell WPA in China exclusively through the JV within five years following closing.

In addition, in August, 2015, the YPH JV partners established a phosphate R&D platform in Kunming (Yunnan province) which will focus on developing phosphate-based technologies and providing strong technical support for the YPH JV’s phosphate business, as well as the parties’ respective businesses. Nearly a dozen projects have been initiated since the R&D unit was launched.

The YPH JV will be controlled by ICL and its results, including assets and liabilities, will be consolidated into ICL’s financial reports. ICL will lead the operations of the business and will merge its existing businesses in China into the YPH JV which will be fully integrated into ICL’s global businesses and corporate governance and will become a fully operating business unit of ICL.

Commenting on the news, Mr. Ta Shenghua, Chairman of YTH Group (the controlling shareholder of Yunnan Yuntianhua), stated, “We are very pleased to finalize our strategic relationship with ICL, a global phosphates industry leader. We look forward now to fully integrating Yunnan Yuntianhua’s large-scale raw material reserves and infrastructure with ICL’s expertise and technologies to create a powerful phosphates player that will conduct activities along the entire value chain - from mining to manufacturing downstream products. Together, Yunnan Yuntianhua and ICL will work to transform the phosphates industry in China and other Asian markets, as well as contribute to Chinese society and industry.”

Stefan Borgas, CEO of ICL, added, “We are very pleased to finalize our strategic alliance with Yunnan Yuntianhua ahead of schedule, thanks to the close cooperative effort of our respective teams, as well as the Chinese regulatory authorities who appreciate the potential value of this joint venture between two leaders of the global phosphate industry. Our YPH JV with Yunnan Yuntianhua provides ICL with access to major phosphate reserves and a strong platform from which to build the leading specialty phosphate business in fast-growing Chinese and Asian markets. It also strongly expresses ICL’s dedication to meeting the essential needs of China’s growing population because the JV will provide specialty fertilizers to China’s large agricultural market, specialty phosphate products to many engineered materials markets as well as food additives for Asia’s fast growing processed food industry. We look forward to continuing our great relationship with Yunnan Yuntianhua to serve these and other burgeoning Asian markets and to improve the profitability of both parent companies”.

Closing Details

The closing occurred following the parties' satisfaction of the closing conditions, including all necessary approvals and ICL’s payment of approximately $180 million in consideration of its share of the YPH JV. ICL’s 15% investment in YTH (which was also a closing condition) has been preliminarily approved by the PRC Ministry of Commerce and is pending final approval by the China Securities Regulatory Commission (CSRC).

Following the closing of the YPH JV agreement, All of ICL’s existing Specialty Phosphates business in China prior to March 25, 2015, will be folded into, and managed by, the YPH JV after a transition period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 13, 2015